UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 7)

58.COM INC.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No.	31680Q104

1.	Names of Reporting Persons Ohio River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 67,265,256*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 67,265,256*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,265,256*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.3%*
14.	Type of Reporting Person (See Instructions) CO

________________________

* Such amount consists of 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, 4,373,886 American Depositary Shares, representing 8,747,772 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 240,666,453 Class A ordinary shares outstanding as of September 30, 2016 as reported by the Issuer on Form 6-K filed on November 10, 2016 (which includes the 41,419,336 Class A ordinary shares directly held by Ohio River Investment Limited, 4,373,886 American Depositary Shares, representing 8,747,772 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited), plus the 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 23.2%.

CUSIP No.	31680Q104

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,265,256*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,265,256*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,265,256*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.3%*
14.	Type of Reporting Person (See Instructions) CO

________________________

* Such amount consists of 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, 4,373,886 American Depositary Shares, representing 8,747,772 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 240,666,453 Class A ordinary shares outstanding as of September 30, 2016 as reported by the Issuer on Form 6-K filed on November 10, 2016 (which includes the 41,419,336 Class A ordinary shares directly held by Ohio River Investment Limited, 4,373,886 American Depositary Shares, representing 8,747,772 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited), plus the 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 23.2%.

CUSIP No.	31680Q104

1.	Names of Reporting Persons THL E Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,265,256*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,265,256*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,265,256*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.3%*
14.	Type of Reporting Person (See Instructions) CO

_______________________

* Such amount consists of 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, 4,373,886 American Depositary Shares, representing 8,747,772 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 240,666,453 Class A ordinary shares outstanding as of September 30, 2016 as reported by the Issuer on Form 6-K filed on November 10, 2016 (which includes the 41,419,336 Class A ordinary shares directly held by Ohio River Investment Limited, 4,373,886 American Depositary Shares, representing 8,747,772 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited), plus the 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 23.2%.

CUSIP No.	31680Q104

1.	Names of Reporting Persons Huang River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,265,256*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,265,256*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,265,256*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.3%*
14.	Type of Reporting Person (See Instructions) CO

______________________

* Such amount consists of 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, 4,373,886 American Depositary Shares, representing 8,747,772 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 240,666,453 Class A ordinary shares outstanding as of September 30, 2016 as reported by the Issuer on Form 6-K filed on November 10, 2016 (which includes the 41,419,336 Class A ordinary shares directly held by Ohio River Investment Limited, 4,373,886 American Depositary Shares, representing 8,747,772 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited), plus the 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 23.2%.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed on July 10, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated September 25, 2014 (“Amendment No. 1”), Amendment No. 2 thereto dated October 2, 2014 (“Amendment No. 2”), Amendment No. 3 thereto dated October 8, 2014 (“Amendment No. 3”), Amendment No. 4 thereto dated April 20, 2015 (“Amendment No. 4”), Amendment No. 5 thereto dated July 31, 2015, (“Amendment No. 5”) and Amendment No. 6 thereto dated December 15, 2015 (“Amendment No. 6” and, together with this Amendment No. 7, the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”), THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”), and Huang River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Huang River”, together with Tencent, Ohio River and THL, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 7 is being filed by the Reporting Persons to report certain open market purchases of ADSs as described in Item 3 below (the “November 2016 Open Market Purchases”).

Unless otherwise stated herein, the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 remains in full force and effect. All capitalized terms used in this Amendment No. 7 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No.4, Amendment No. 5 and Amendment No. 6.

Item 2. Identity and Background

Item 2 of the Statement (including Appendix A attached thereto) is hereby amended and restated in its entirety as follows:

(a) – (c), (f) This Statement is being filed by:

(i) Tencent Holdings Limited, a Cayman Islands company (“Tencent”);

(ii) Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”);

(iii) THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”); and

(iv) Huang River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Huang River”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement filed herewith as Exhibit 1. Accordingly, the Reporting Persons are hereby jointly filing the Statement.

The address of Tencent’s principal office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of Ohio River’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The address of THL’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The address of Huang River’s principal office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Each of Ohio River, THL and Huang River is a direct wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Tencent is an internet service portal in China providing value-added internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each executive officer and director of Tencent, Ohio River, THL and Huang River, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

Between November 16, 2016 and November 18, 2016, Huang River purchased an aggregate of 1,188,074 ADSs, representing 2,376,148 Class A Shares, in the November 2016 Open Market Purchases, for aggregate consideration of $37,491,296 (including brokerage commissions). Huang River used funds from an affiliate, which is a wholly owned subsidiary of Tencent, to pay for the November 2016 Open Market Purchases.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended by adding at the end of the first paragraph thereof:

Since April 20, 2015, the Reporting Persons have acquired additional Securities through open market purchases and in connection with the Bridge Loan Amendment reported on Item 6 below.

Item 4 of the Statement is hereby amended by adding the following after the second paragraph thereof:

The November 2016 Open Market Purchases were also made for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 52,543,256 Class A Shares and 14,722,000 Class B Shares.

The Reporting Persons beneficially held approximately 26.3% of the total Class A Shares outstanding on November 22, 2016, based on a total of 255,388,453 Class A Shares outstanding (which total consists of 240,666,453 Class A Shares outstanding as of September 30, 2016, as reported on the Form 6-K filed by the Issuer on November 11, 2016, plus the 14,722,000 Class B Shares held by the Reporting Persons (assuming conversion of the 14,722,000 Class B Shares into Class A Shares)). The Reporting Persons’ Class A Shares for these purposes are deemed to consist of (and the total number of Class A Shares outstanding for these purposes are deemed to include) 41,419,336 Class A Shares directly held by Ohio River Investment Limited, 4,373,886 American Depositary Shares, representing 8,747,772 Class A ordinary shares, directly held by THL E Limited and 1,188,074 American Depositary Shares, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited, and 14,722,000 Class B Shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares).

The Reporting Persons beneficially held approximately 23.2% of the total Ordinary Shares outstanding on November 22, 2016, based on a total of (i) 240,666,453 Class A Shares outstanding plus (ii) 48,740,260 Class B Shares outstanding as of September 30, 2016, as reported on the Form 6-K filed by the Issuer on November 11, 2016.

Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 27.4% of the total voting power of the total Ordinary Shares outstanding as described above as of November 22, 2016.

The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as at the date of September 30, 2016. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix B attached to the Statement beneficially owns any Shares.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the ADSs effected during the past sixty (60) days by any of the Reporting Persons.

The information set forth in Item 3 above is also incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated November 22, 2016, among Ohio River Investment Limited, Tencent Holdings Limited, THL E Limited and Huang River Investment Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2016

Ohio River Investment Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory

THL E LIMITED

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Chairman of the Board
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	Director
Charles St Leger Searle	Republic of South Africa	Director
Jacobus Petrus Bekker	Republic of South Africa	Director
Li Dong Sheng	People’s Republic of China	Director
Iain Ferguson Bruce	People’s Republic of China (Hong Kong SAR)	Director
Ian Charles Stone	People’s Republic of China (Hong Kong SAR)	Director
Yang Siu Shun	People’s Republic of China (Hong Kong SAR)	Director

Executive officers:
Ma Huateng	People’s Republic of China	Chief Executive Officer
Lau Chi Ping Martin	People’s Republic of China (Hong Kong SAR)	President
David A M Wallerstein	United States of America	Chief eXploration Officer, Senior Executive Vice President
Xu Chenye	People’s Republic of China	Chief Information Officer
Ren Yuxin	People’s Republic of China	Chief Operating Officer and President of Interactive Entertainment Group and Mobile Internet Group
James Gordon Mitchell	United Kingdom of Great Britain and Northern Ireland	Chief Strategy Officer and Senior Executive Vice President
John Shek Hon Lo	People’s Republic of China (Hong Kong SAR)	Senior Vice President and Chief Financial Officer

EXECUTIVE OFFICERS AND DIRECTORS OF OHIO RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Ohio River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Ohio River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

EXECUTIVE OFFICERS AND DIRECTORS OF THL E LIMITED

The names of the directors and the names and titles of the executive officers of THL E Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to THL E Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

EXECUTIVE OFFICERS AND DIRECTORS OF HUANG RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Citizenship	Title
Directors:
Ma Huateng	People’s Republic of China	Director
Charles St Leger Searle	Republic of South Africa	Director

Executive officers:
N/A

Appendix B

All transactions summarized in the table below were purchases effected in the open market. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of ADSs purchased at each separate price in the transactions summarized in the table below.

Name	Date	ADSs	Average Price per ADS	Price Range of ADSs
Huang River Investment Limited	November 16, 2016	586,900	$31.65	$30.90-$32.42
Huang River Investment Limited	November 17, 2016	289,174	$31.29	$31.06-$31.73
Huang River Investment Limited	November 18, 2016	312,000	$31.44	$31.17-$31.85

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any future amendments) relating to Class A ordinary shares, par value US$0.00001 per share, of 58.com Inc., a company incorporated under the laws of the Cayman Islands. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: November 22, 2016

Ohio River Investment Limited

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory

THL E LIMITED

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Huateng Ma
Name: Huateng Ma
Title: Authorized Signatory